UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MAGNA INTERNATIONAL INC.
                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
                         (Title of Class of Securities)

                                   559222 401
                                 (CUSIP Number)

            Dan Fuoco                               Brian Colburn
     Magna International Inc.         Executive Vice President, Special Projects
         337 Magna Drive                            and Secretary
     Aurora, Ontario L4G 7K1                   Magna International Inc.
          (905) 726-7123                           337 Magna Drive
                                               Aurora, Ontario L4G 7K1
                                                    (905) 726-2462

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                    Law Office of Kenneth G. Alberstadt PLLC
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                  April 3, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 559222 401

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,185,556
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,185,556
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,185,556
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION.

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D (the "Statement") filed by Frank Stronach on September 5, 2003 with respect to the Class A Subordinate Voting Shares (the "Class A Shares") of Magna International Inc. (the "Company"). This Amendment No. 1 is filed to reflect (i) the adoption by the Stronach Trust, a family trust, as sole shareholder of 445327 Ontario Limited ("445327"), of certain arrangements relating to the exercise of voting power with respect to capital stock of the Company held by 445327 and (ii) changes in the beneficial ownership of Class A Shares by the reporting person subsequent to the filing of the Statement.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

ITEM 2. IDENTITY AND BACKGROUND.

(a)         This Schedule 13D is being filed by Frank Stronach, an individual.

(b) The principal business address of the reporting person is Badener Strasse 12, Oberwaltersdorf, Austria 2522.

(c) The reporting person is a partner of Stronach & Co. ("S&Co."), an entity that provides consulting services to certain subsidiaries of the Company. In addition, the reporting person is the Chairman of the Board of the Company, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Magna Entertainment Corp. ("MEC"). The Company designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to the Company's real estate division and operated as an autonomous business unit within the Company prior to distribution of the capital stock of MID to the shareholders of the Company on August 29, 2003. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

(d)-(e) During the last five years, the reporting person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         The reporting person is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

On February 4, 2005, the Company and Tesma International Inc. ("Tesma") consummated a plan of arrangement pursuant to which the Company acquired all of the outstanding Class A Subordinate Voting Shares of Tesma that it did not own immediately prior to the transaction. On March 6, 2005, the Company and Decoma International Inc. ("Decoma") consummated a plan of arrangement pursuant to which the Company acquired all of the outstanding Class A Subordinate Voting Shares of Decoma that it did not own immediately prior to the transaction. On April 3, 2005, the Company and Intier Automotive Inc. ("Intier") consummated a plan of arrangement pursuant to which the Company acquired all of the outstanding Class A Subordinate Voting Shares of Intier that it did not own immediately prior to the transaction. The consideration paid to holders of the acquired shares ("Target Shares") in these privatization transactions consisted of Class A Shares or, at the election of the holders of such Target Shares (to the extent provided by the terms of such transactions), cash in lieu thereof. In addition, to the extent holders of options for the purchase of Target Shares ("Target Options") did not elect to exchange such options for Company options exercisable for Class A Shares in accordance with the terms of such transactions, such Target Options became exercisable for Class A Shares in accordance with their terms at the exchange ratio in the applicable transaction. As a result, Target Options held by S&Co. became exercisable for a total of 475,225 Class A Shares.

100,000 Class A Shares are subject to a fully vested and immediately exercisable option (the "Option") that was issued to the reporting person by the Company on November 5, 1999 in partial consideration for his services as Chairman of the Company. The Option was previously exercised with respect to an additional 100,000 Class A Shares that were originally subject to the Option and such shares were sold in the open market. The reporting person paid the US$51.00 per share purchase price under the Option with respect to such Class A Shares using personal funds.

726,829 Class A Shares are issuable upon conversion of an equivalent number of Class B Shares held by 445327, which is wholly owned by the Stronach Trust as more fully described below. 697,929 of such Class B Shares were beneficially owned by the Stronach Trust prior to February 16, 1996. Beneficial ownership of the remainder of such Class B Shares was acquired during the period from February 16, 1996 to April 1, 2002 in the open market using internally available funds. Such Class B Shares represent approximately 55.4% of the total voting power of the outstanding Class A Shares and Class B Shares of the Company. Accordingly, by virtue of its control over such shares, the Stronach Trust is able to direct the election of all of the directors of the Company and exercises control over the Company.

A total of 4,757,882 Class A Shares are held or issuable upon conversion of Class B Shares held by the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of the Company and the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP" and, together with the US DPSP, the "Plans"). A total of 632,335 of such Class A Shares were acquired by the Plans pursuant to the privatization transactions described above. With the exception of the Class A Shares acquired pursuant to such privatization transactions, the Class A and Class B Shares held by the Plans were acquired through contributions from the Magna International Inc. Trust, which in turn acquired such shares in the open market using funds contributed to such trust by the Company. Class A and Class B Shares are purchased and sold by the Plans in the ordinary course of their investment activities on behalf of employees of the Company participating in the Plans on an ongoing basis. The reporting person is not a beneficiary of either Plan.

91,740 Class A Shares are issuable upon conversion of an equivalent number of Class B Shares held by 865714 Ontario Inc. ("865714"), an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management. The Class B Shares owned by 865714 are held for such general purpose. A portion of such Class B Shares were acquired from a departing executive of the Company in a private transaction and the remainder of such Class B Shares were acquired in the open market, in each case using internally available funds.

33,880 Class A Shares are held by 1620364 Ontario Inc. ("1620364"), an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management. The Class A Shares owned by 1620364 are held for such general purpose. Such Class A Shares were acquired in exchange for Class A Subordinate Voting Shares of Intier in the privatization transaction described above relating to Intier.

The reporting person (in his capacity as Chairman of the Board of the Company or otherwise) may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The reporting person may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of additional Class B Shares) in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this Schedule 13D, the reporting person currently has no plans or proposals, in his capacity as a shareholder, that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, such plans and proposals may have been considered, and may from time to time hereafter be considered, by the reporting person in his capacity as a director and/or officer of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person beneficially owns 100,000 Class A Shares directly as a result of holding the Option.

            The reporting person acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach, the reporting person's spouse; Belinda Stronach, the reporting person's daughter; and Andrew Stronach, the reporting person's son. The reporting person is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include the reporting person. The Stronach Trust owns all of the outstanding shares of 445327. 445327 holds 726,829 Class B Shares of the Company, such shares representing approximately 55.4% of the total votes carried by the Class A Shares and the Class B Shares. 865714 beneficially owns 91,740 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it, with respect to which Class B Shares the Company exercises dispositive power pursuant to a unanimous shareholder agreement. 1620364 beneficially owns 33,880 Class A Shares, with respect to which Class A Shares the Company exercises dispositive power pursuant to a unanimous shareholder agreement.

            The reporting person acts as one of the three trustees of the US DPSP, which holds 2,266,768 Class A Shares.

            The Canada Trust Company is the trustee of the Canadian DPSP, which beneficially owns 2,491,114 Class A Shares (including 111,444 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it). The Canada Trust Company has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of the Company, the reporting person has the right to direct The Canada Trust Company with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP.

            Elfriede Stronach, the reporting person's spouse, holds 1300 Class A Shares. The reporting person disclaims beneficial ownership of such Class A Shares and they are excluded from the beneficial ownership position of the reporting person described herein.

            The filing of this amendment shall not be construed as an admission that the reporting person beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by

            S&Co., the Stronach Trust, 445327, the Company, 865714, 1620364 or the Plans. Without limitation of the foregoing, the reporting person disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of all such Class A Shares, the reporting person is the beneficial owner of 6,185,556 Class A Shares, representing 5.7% of the Class A Shares (determined in accordance with Rule 13d-3).

(b) The reporting person may be deemed to have sole voting and dispositive power with respect to all Class A Shares that are the subject of this statement.

(c) During the sixty days preceding the filing of this statement, the reporting person may be deemed to have acquired beneficial ownership of (i) 594,763 Class A Shares received by the Plans pursuant to the privatization transactions described in Item 4 and (ii) 365,225 Class A Shares issuable, as a consequence of such transactions, upon exercise of Target Options held by S&Co.

(d)-(e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 4, 2005, the Stronach Trust, as sole shareholder of 445327, adopted two representative designations with respect to 445437 under Section 102(2) of the Business Corporations Act (Ontario). The first designation (the "First Designation") appointed the reporting person as 445327's authorized representative to exclusively represent 445327 at all meetings of the shareholders of the Company and to vote all shares of capital stock of the Company owned by 445327 solely in the manner directed by the Stronach Trust. Prior to this designation, the reporting person exercised such voting power, in accordance with the directions of the Stronach Trust, as sole director and officer of 445327, positions which he resigned simultaneously with his appointment as representative. The First Designation terminates automatically upon the death or disability of the reporting person and upon the occurrence of certain other events ("Transition Events").

The second designation (the "Second Designation" and, together with the First Designation, the "Designations") appointed Belinda Stronach, effective upon the occurrence of a Transition Event, as 445327's authorized representative with respect to shares of the Company capital stock held by 445327 on similar terms, except that if the Second Designation becomes effective, Ms. Stronach will not be bound to vote shares of capital stock of the Company owned by 445327 in the manner directed by the Stronach Trust. Belinda Stronach is the reporting person's daughter.

Following the adoption of the designations, Belinda Stronach became a shareholder of 445327 and 445327, the Stronach Trust and Ms. Stronach entered into a unanimous shareholder agreement with respect to 445327 (the "USA"). The combined effect of the Designations and the USA is to provide for (i) the voting of the Company capital stock held by 445327 in the manner directed by the Stronach Trust prior to the occurrence of a Transition Event, (ii) the voting of the Company capital stock held by 445327 in Belinda Stronach's discretion following the occurrence of a Transition Event, (iii) the revocation of either or both Designations and the termination of the USA at the Stronach Trust's discretion prior to the occurrence of a Transition Event and (iv) the revocation of the Second Designation and the termination of the USA only with Belinda Stronach's agreement following the occurrence of a Transition Event. The USA appoints Belinda Stronach as the sole officer and director of 445327.

The foregoing arrangements are not expected to result in any change in the manner in which capital stock of the Company held by 445327 is voted prior to the occurrence of a Transition Event. The purpose of the foregoing arrangements is to provide for succession of control over the capital stock of the Company held by 445327 upon the occurrence of a Transition Event, and prior to the occurrence of a Transition Event such arrangements are revocable by the Stronach Trust.

The description herein of the Designations and the USA and the matters contemplated thereby is qualified in its entirety by reference to the Designations and the USA.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Resolutions of the Sole Shareholder of 445327 (First Designation)

Exhibit B   Resolutions of the Sole Shareholder of 445327 (Second Designation)

Exhibit C   Shareholder Agreement dated as of March 4, 2005 among 445327, the
            Stronach Trust and Belinda Stronach.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 8, 2005

                                            /s/ Frank Stronach
                                            -------------------------------
                                            Frank Stronach

                      RESOLUTIONS OF THE SOLE SHAREHOLDER

                                       OF

                             445327 ONTARIO LIMITED
                              (the "Corporation")

APPOINTMENT OF FRANK STRONACH AS REPRESENTATIVE OF THE CORPORATION

WHEREAS

A. The Corporation holds shares in the capital stock of Magna International Inc. ("Magna") and MI Developments Inc. ("MID") and may from time to time acquire and hold shares of other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time (collectively, the "Magna Entities"), including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the Business Corporations Act (Ontario) ("OBCA")) of Magna or MID;

B. Each of the Corporation, Magna and MID are incorporated under and are governed by the OBCA;

C. The Corporation wishes to authorize an individual (the "Representative") to represent it at meetings of the shareholders of Magna and MID and, to the extent that the Corporation owns shares in the capital stock thereof, at meetings of any other Magna Entity; and

D. The discretion, rights and powers of the directors of the Corporation (including each individual who is now a director of the Corporation or is subsequently elected or appointed a director of the Corporation) to manage, and supervise the management of, the business and affairs of the Corporation, including the exercise of the rights and powers granted to the Representative under these resolutions, is restricted by a unanimous shareholder declaration made by the sole shareholder of the Corporation as of April 19, 1991, as amended, superseded and replaced from time to time by any other unanimous shareholder declaration or unanimous shareholder agreement (the "USD");

NOW THEREFORE BE IT RESOLVED that:

1. Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of Magna and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of Magna owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders, subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by the Trustees of Stronach Trust in accordance with Section V(I) of the trust indenture constituting Stronach Trust dated the 18th day of February, 1991 (the "Trust Indenture") and otherwise in accordance with the provisions of the Trust Indenture.

2. Subject to the terms hereof, Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of MID and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of MID, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of MID owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of the shareholders subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by Stronach Trust.

3. Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of any of the other Magna Entities (if, as and when any shares in the capital stock of any Magna Entity are acquired directly by the Corporation) and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of any Magna Entity, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of any Magna Entity owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by Stronach Trust.

4. The appointments and authorizations under paragraphs 1, 2 and 3 of this resolution are made, as applicable depending on the governing corporate statute of the corporation or corporations whose shares are described in paragraphs 1, 2 and 3, pursuant to subsection 102(2) of the OBCA, subsection 140(2) of the Canada Business Corporations Act ("CBCA") and the provisions of any other applicable corporate statute that are substantially the same as subsection 102(2) of the OBCA and 140(2) of the CBCA, as the case may be ("collectively, the "Applicable Provisions"). The Corporation shall prepare or cause to be prepared all such other documents and instruments as are necessary from time to time to give effect to any appointments and authorizations made under paragraphs 1, 2 and 3 pursuant to the Applicable Provisions.

5. The appointments and authorizations under paragraphs 1, 2 and 3 of this resolution shall automatically terminate and, subject to paragraph 6 below, shall be of no force or effect immediately upon (i) the death of Frank Stronach; (ii) the mental incompetency of Frank Stronach; (iii) the voluntary resignation of Frank Stronach as the appointee hereunder; (iv) the voluntary resignation of Frank Stronach as Trustee of Stronach Trust; and (v) the failure or inability of Frank Stronach to exercise his powers as and when required under the appointments made herein, which failure or inability is not due to his death, mental incompetency or abstention. For the purposes of this resolution, Frank Stronach shall be deemed to be mentally incompetent upon the occurrence of any one or more of the following events (in each case referred to in this resolution as, a "Competency Decision"):

      (a) a Court has found him to be incapable of managing property in a proceeding under the Substitute Decisions Act (S.O. 1992 as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "SDA");

      (b) an assessor (as such term is defined by the Regulations to the SDA) has issued a certificate of incapacity certifying that he is incapable of managing property pursuant to the SDA;

      (c) a certificate of incapacity has been issued under the Mental Health Act (R.S.O. 1990, as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "MHA") certifying that he is incapable of managing property; or

      (d) a finding, certification, declaration, judgement or decision with regard to Frank Stronach's capacity to manage property has been made, on substantially the same basis as provided under the SDA or the MHA, pursuant to the applicable laws of any other jurisdiction that has proper jurisdiction over Frank Stronach's person or property.

6. In the event that (i) the appointments made hereunder are terminated pursuant to section 5(v) and Frank Stronach's ability to exercise his powers as and when required under the appointments made herein are subsequently restored (where Frank Stronach had previously failed or been unable to exercise those powers other than by reason of death, mental incompetency or abstention); or (ii) a Competency Decision is reversed, rescinded, terminated or otherwise ceases to be of force and effect by way of Court order or by way of any other procedure under the applicable laws pursuant to which the Competency Decision was issued, (in the case of (i) and (ii), each a "Reversal Event") the appointments and authorizations under paragraphs 1, 2 and 3 of this resolution shall again become enforceable and effective as of the date on which the Reversal Event occurs without prejudice to any actions taken by or on behalf of the Corporation in the period in which the appointments and authorizations hereunder were terminated.

7. The exercise by Frank Stronach on behalf of the Corporation of all of the power it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of Magna, MID and any other Magna Entities, as applicable, and the exercise by Frank Stronach of the voting rights attaching to the Magna, MID or any other Magna Entity shares shall be conclusive evidence that the exercise of such rights and powers and the voting of such shares were carried out by him in the manner directed by the Trustees of Stronach Trust and in accordance with the relevant provisions of the Trust Indenture.

8. This resolution may be executed by the parties in several counterparts each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This resolution may be delivered by fax or other form of electronic means of recorded communication.

THE UNDERSIGNED, being the sole shareholder of the Corporation exercising the powers of the board of directors of the Corporation by virtue of the USD, hereby passes the foregoing resolutions pursuant to the provisions of the OBCA.

DATED the 4th day of March, 2005.

                                             TRUSTEES OF STRONACH TRUST


                                             /s/ Frank Stronach
                                             -----------------------------------
                                             Frank Stronach - Trustee


                                             /s/ Elfriede Stronach
                                             -----------------------------------
                                             Elfriede Stronach - Trustee


                                             /s/ Belinda Stronach
                                             -----------------------------------
                                             Belinda Stronach - Trustee


                                             /s/ Andrew Stronach
                                             -----------------------------------
                                             Andrew Stronach - Trustee

                       RESOLUTIONS OF THE SOLE SHAREHOLDER

                                       OF

                             445327 ONTARIO LIMITED
                               (the "Corporation")

APPOINTMENT OF BELINDA STRONACH AS REPRESENTATIVE OF THE CORPORATION

WHEREAS

A. The Corporation holds shares in the capital stock of Magna International Inc. ("Magna") and MI Developments Inc. ("MID") and may from time to time acquire and hold shares of other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time (collectively, the "Magna Entities"), including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the Business Corporations Act (Ontario) ("OBCA")) of Magna or MID;

B. Each of the Corporation, Magna and MID are incorporated under and are governed by the OBCA;

C. The Corporation has authorized and appointed Frank Stronach (the "Appointee") to represent it at meetings of the shareholders of Magna and MID and, to the extent that the Corporation owns shares in the capital stock thereof, at meetings of shareholders of any other Magna Entity pursuant to a resolution of the sole shareholder of the Corporation of even date herewith (the "FS Appointment");

D. The Corporation wishes to authorize Belinda Stronach to act as the representative of the Corporation at meetings of the shareholders upon the occurrence of a Transition Event as defined in paragraph 7 hereof; and

E. The discretion, rights and powers of the directors of the Corporation (including each individual who is now a director of the Corporation or is subsequently elected or appointed a director of the Corporation) to manage, and supervise the management of, the business and affairs of the Corporation, including the exercise of the rights and powers granted to Belinda Stronach under these resolutions, is restricted, in part, by a unanimous shareholder declaration made by the sole shareholder of the Corporation as of April 19, 1991, as amended, superseded and replaced from time to time by any other unanimous shareholder declaration or unanimous shareholder agreement (the "USD");

NOW THEREFORE BE IT RESOLVED that:

1. Upon , and only upon, the occurrence of a Transition Event (as defined herein):

      (a) Belinda Stronach is hereby, and shall be deemed to be, appointed the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of Magna and to act on the Corporation's behalf at all such meetings, and she is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of Magna owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders, subject always to the requirement that those rights and powers shall at all times be exercised by her in accordance with the requirements set out in Section V(I) of the trust indenture constituting Stronach Trust dated the 18th day of February, 1991 (the "Trust Indenture"); and

      (b) Belinda Stronach is hereby, and shall be deemed to be, appointed the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of MID and to act on the Corporation's behalf at all such meetings, and she is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of MID, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of MID owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders; and

      (c) Belinda Stronach is hereby, and shall be deemed to be, appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of any of the other Magna Entities (if, as and when any shares in the capital stock of any Magna Entity are acquired directly by the Corporation) and to act on the Corporation's behalf at all such meetings, and she is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of any Magna Entity, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of any Magna Entity owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders.

      Notwithstanding the provisions of paragraph 1(b) above, it is acknowledged that the shareholders of the Corporation have expressly reserved the right, exercisable at any time before the occurrence of a Transition Event or after a Reversal Event (as defined herein) in respect of Frank Stronach, to appoint Andrew Stronach as the Corporation's authorized representative with respect to all meetings of the shareholders of MID (on substantially the same terms as the appointment in favour of Belinda Stronach under these resolutions) and in which case paragraph 1(b) hereof shall not have any further force or effect and these resolutions shall otherwise be deemed to be amended accordingly.

      Subject to the immediately foregoing paragraph, upon the occurrence of a Transition Event, the appointments under this paragraph 1 shall be effective instantaneously and without the requirement of any further action by or documentation from any of the Corporation or its directors, officers or shareholders.

2. The appointments and authorizations under paragraph 1 of this resolution are made, as applicable depending on the governing corporate statute of the corporation or corporations whose shares are described in subparagraphs 1(a), 1(b) and 1(c), pursuant to subsection 102(2) of the OBCA, subsection 140(2) of the Canada Business Corporations Act ("CBCA") and the provisions of any other applicable corporate statute that are substantially the same as subsection 102(2) of the OBCA and 140(2) of the CBCA, as the case may be ("collectively, the "Applicable Provisions"). The Corporation shall prepare or cause to be prepared all such other documents and instruments as are necessary from time to time to give effect to any appointments and authorizations made under paragraphs 1(a), 1(b) and 1(c) pursuant to the Applicable Provisions.

3. The appointments and authorizations under paragraph 1 of this resolution shall automatically terminate and, subject to paragraph 4 below, shall be of no force or effect immediately upon the death, or mental incompetency of Belinda Stronach. For the purposes of this resolution, a person shall be deemed to be mentally incompetent upon the occurrence of any one or more of the following events (in each case referred to in this resolution as, a "Competency Decision"):

      (a) a Court has found such person to be incapable of managing property in a proceeding under the Substitute Decisions Act (S.O. 1992 as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "SDA");

      (b) an assessor (as such term is defined by the Regulations to the SDA) has issued a certificate of incapacity certifying that such person is incapable of managing property pursuant to the SDA;

      (c) a certificate of incapacity has been issued under the Mental Health Act (R.S.O. 1990, as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "MHA") certifying that such person is incapable of managing property; or

      (d) a finding, certification, declaration, judgement or decision with regard to such person's capacity to manage property has been made, on substantially the same basis as provided under the SDA or the MHA, pursuant to the applicable laws of any other jurisdiction that has proper jurisdiction over their person or property.

4. For the purposes of this resolution, a "Reversal Event" means the reversal, rescission, or termination of a Competency Decision in respect of any person by way of Court order or by way of any other procedure under the applicable laws pursuant to which the Competency Decision was issued, and additionally means in the case of Frank Stronach only, that Frank Stronach's ability to exercise his powers, as and when required under the FS Appointment are subsequently restored (where Frank Stronach had previously failed or been unable to exercise those powers other than by reason of death, mental incompetency or abstention).

5. If Belinda Stronach is subject to a Reversal Event, the appointments and authorizations under paragraph 1 of this resolution shall again become enforceable and effective as of the date upon which the Reversal Event occurs.

6. If Frank Stronach is subject to a Reversal Event, the appointments and authorizations under paragraph 1 of this resolution shall immediately cease without prejudice to any actions taken by Belinda Stronach pursuant to the appointments and authorizations hereunder, and without derogation from this resolution and from the subsequent appointment and authorization of Belinda Stronach under paragraph 1 upon the recurrence of a Transition Event.

7. For the purposes of this resolution, a "Transition Event" means (i) the death of Frank Stronach; (ii) the mental incompetency of Frank Stronach for purposes of the FS Appointment; (iii) the voluntary resignation of Frank Stronach as the appointee under the FS Appointment; (iv) the voluntary resignation of Frank Stronach as Trustee of Stronach Trust; and
      (v) the failure or inability of Frank Stronach to exercise his powers as and when required under the FS Appointment not due to his death, mental incompetency or abstention.

8. This resolution may be executed by the parties in several counterparts each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This resolution may be delivered by fax or other form of electronic means of recorded communication.

THE UNDERSIGNED, being the sole shareholder of the Corporation exercising the powers of the board of directors of the Corporation by virtue of the USD, hereby passes the foregoing resolutions pursuant to the provisions of the OBCA.

DATED the 4th day of March, 2005.

                                             TRUSTEES OF STRONACH TRUST


                                             /s/ Frank Stronach
                                             -----------------------------------
                                             Frank Stronach - Trustee


                                             /s/ Elfriede Stronach
                                             -----------------------------------
                                             Elfriede Stronach - Trustee


                                             /s/ Belinda Stronach
                                             -----------------------------------
                                             Belinda Stronach - Trustee


                                             /s/ Andrew Stronach
                                             -----------------------------------
                                             Andrew Stronach - Trustee

                              SHAREHOLDER AGREEMENT

            THIS AGREEMENT made as of the 4th day of March, 2005,

B E T W E E N

            445327 ONTARIO LIMITED, a corporation incorporated under the laws of the Province of Ontario,

            (the "Corporation")

                                                               OF THE FIRST PART

            -and-

            TRUSTEES OF STRONACH TRUST

            (the "Trust")

                                                              OF THE SECOND PART

            -and-

            BELINDA STRONACH

            ("Belinda")

                                                               OF THE THIRD PART

      WHEREAS:

A. The Corporation is a corporation incorporated under and governed by the OBCA;

B. The authorized capital of the Corporation consists of an unlimited number of shares of one class designated as Class A special shares, an unlimited number of shares of one class designated as Class B special shares and an unlimited number of shares of one class designated as common shares;

C. As of the date of this Agreement the issued and outstanding shares of the Corporation are owned beneficially and of record as follows:

         Shareholder          Class of Shares           Number of Shares
         -----------          ---------------           ----------------

         Trust                Common                    1,918,306

                              Class B special           5,408,950

         Belinda              Class A special           100

      (The Class A special shares owned by Belinda, including any acquired in addition to those noted above, shall hereinafter be referred to as the "Class A Special Shares");

D. Prior to the execution hereof, the Trustees of the Trust passed a resolution of same date, on behalf of the Trust as sole shareholder of the Corporation (and acting on behalf of the directors of the Corporation by authority of the unanimous shareholder declaration made as of April 19, 1991, as amended, superseded and replaced from time to time) pursuant to section 102(2) of the OBCA (and other similar legislation) to authorize Frank Stronach to represent it at meetings of shareholders of Magna, MID, and other Magna Entities;

E. Prior to the execution hereof, the Trustees of the Trust passed a further resolution of same date, on behalf of the Trust as sole shareholder of the Corporation (and acting on behalf of the directors of the Corporation by authority of the unanimous shareholder declaration made as of April 19, 1991, as amended, superseded and replaced from time to time) pursuant to section 102(2) of the OBCA (and other similar legislation) to authorize Belinda to represent it at meetings of shareholders of Magna, MID, and other Magna Entities upon the occurrence of a Transition Event;

F. The parties are entering into this Agreement to provide for the governance of the Corporation and to state their obligations with respect to the Corporation and to each other in relation to their respective shareholding in the Corporation;

NOW THEREFORE for good and valuable consideration now paid by each of the parties to the other (the receipt and sufficiency of which is hereby acknowledged) and for the premises and covenants herein contained, the undersigned parties agree as follows:

1. Definitions

      In this Agreement, (in addition to those other words and phrases also defined and set out in bold), unless the context expressly or by necessary implication requires otherwise, the following words and phrases shall have the meanings indicated and grammatical variations shall have the corresponding meanings:

      "Applicable Provisions" means the provisions of any other corporate statute that are substantially the same and purport to have the same effect as subsection 102(2) of the OBCA and subsection 140(2) of the CBCA;

      "Business Day" means any day that is not a Saturday, a Sunday or a statutory holiday under the laws of the Province of Ontario;

      "CBCA" means Canada Business Corporations Act, as amended;

      "Competency Decision" means any decision, determination, certification, judgment, declaration or finding under any of paragraphs (a) to (d) in the definition of "Mental Incompetency" below.

      "First Authorization" means the appointment of Frank Stronach as a representative of the Corporation by resolution authorized under subsection 102(2) of the OBCA as described in Recital D above, a copy of which is attached as Schedule "A";

      "Insolvency" means, in relation to any person, that such person makes a proposal or files an assignment for the benefit of creditors or is adjudged bankrupt or voluntarily seeks relief or protection from his or her creditors under or pursuant to any bankruptcy, insolvency or reorganization law of Canada or any province thereof or any other jurisdiction;

      "Magna" means Magna International Inc., and its successors by merger or amalgamation;

      "Magna Entities" means other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time, the shares in the capital stock of which have been previously owned directly or indirectly by Magna or MID, including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the OBCA) of Magna or MID;

      "Mental Incompetency" means, in relation to any individual, that any one or more of the following events has occurred with respect to such individual:

      (a) a Court has found such individual to be incapable of managing property in a proceeding under the Substitute Decisions Act (S.O. 1992 as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "SDA");

      (b) an assessor (as such term is defined by the Regulations to the SDA) has issued a certificate of incapacity certifying that such person is incapable of managing property pursuant to the SDA;

      (c) a certificate of incapacity has been issued under the Mental Health Act (R.S.O. 1990, as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "MHA") certifying that such person is incapable of managing property; or

      (d) a finding, certification, declaration, judgment or decision with regard to such individual's capacity to manage property has been made, on substantially the same basis as provided under the SDA or the MHA, pursuant to the applicable laws of any other jurisdiction that has proper jurisdiction over such individual's person or property;

      "MID" means MI Developments Inc., and its successors by merger or amalgamation;

      "MID Authorization" has the meaning ascribed thereto in section 4 of this Agreement;

      "OBCA" means Business Corporations Act (Ontario), as amended;

      "Ordinary Resolution" means (i) a resolution passed by Shareholders holding shares representing not less than 51% of the votes attached to all of the Voting Shares at a duly convened meeting of the Shareholders; or
      (ii) an instrument or counterpart instruments executed in writing by Shareholders holding shares representing not less than 51% of the votes attached to all of the Voting Shares;

      "Reversal Event" means the reversal, rescission, or termination of a Competency Decision in respect of any person by way of Court order or by way of any other procedure under the applicable laws pursuant to which the Competency Decision was issued, and additionally means in the case of Frank Stronach only, that Frank Stronach's ability to exercise his powers, as and when required under the First Authorization, are subsequently restored (where Frank Stronach had previously failed or been unable to exercise those powers other than by reason of death, Mental Incompetency or abstention);

      "Second Authorization" means the appointment of Belinda Stronach as a representative of the Corporation by resolution authorized under subsection 102(2) of the OBCA as described in Recital E above, a copy of which is attached as Schedule "B";

      "Shareholders" means the Trust and Belinda and any other person who purchases or otherwise acquires any share or shares in the capital stock of the Corporation by any means permitted under the terms and conditions of this Agreement, and "Shareholder" means any one of them;

      "Transition Event" means (i) the death of Frank Stronach; (ii) the Mental Incompetency of Frank Stronach; (iii) the voluntary resignation of Frank Stronach as the appointee under the First Authorization; (iv) the voluntary resignation of Frank Stronach as Trustee of Stronach Trust; and
      (v) the failure by, or the inability of, Frank Stronach to exercise his powers as and when required under the First Authorization not due to his death, Mental Incompetency or abstention; and

      "Voting Shares" means the common shares in the capital stock of the Corporation and any other shares in the capital stock of the Corporation that entitle the holder thereof to vote at all meetings of Shareholders.

2. Conduct of the Affairs of the Corporation

      (a) Restriction of Discretion and Powers of the Directors - Notwithstanding any other provision of this Agreement, the discretion and powers of the directors of the Corporation (including each individual who is now a director of the Corporation or is subsequently elected or appointed a director of the Corporation) to manage, and supervise the management of, the business and affairs of the Corporation, whether such discretion or powers arise under the OBCA, the articles or by-laws of the Corporation, or otherwise, are hereby restricted to the fullest extent permitted by law.

      (b) Power - The Shareholders shall, at all times, have full and complete discretion and power to manage, and supervise the management of, the business and affairs of the Corporation to the fullest extent permitted by law, and shall have all the rights, powers, duties and liabilities which the directors would have had but for this section of this Agreement.

      (c) Exercise of Powers - The rights, powers and duties of the directors of the Corporation which the Shareholders have hereunder assumed, including the right and power to in any manner alter, revoke or replace any or all of the First Authorization, the Second Authorization and, if applicable, the MID Authorization, shall be exercised, except as set out in section 5 of this Agreement and unless otherwise specifically provided under this Agreement, by unanimous consent of the Shareholders (whether or not their shares otherwise carry the right to vote), such consent to be evidenced by an instrument or instruments in writing signed by all the Shareholders.

      (d) Rights and Powers as Shareholders - The rights and powers of the Shareholders, in their capacity as shareholders of the Corporation shall be exercised, unless otherwise specifically provided under this Agreement, in accordance with the OBCA.

3. Corporate Matters

      The parties agree to cause such meetings of the Corporation to be held, resolutions passed, by-laws enacted, agreements and other documents signed and things performed or done as may be required to provide for the following arrangements in connection with the affairs of the Corporation:

      (a) Number of Directors - the board of directors of the Corporation shall, for so long as Belinda is a shareholder, consist of one director.

      (b) Election of Directors - At such times as she is qualified to serve as a director of the Corporation pursuant to the OBCA while this Agreement is in force, Belinda shall be the sole director of the Corporation and the Shareholders shall vote all of their Voting Shares or cause to be voted all of their Voting Shares in the capital of the Corporation to elect her as the sole director of the Corporation. If Belinda ceases to be a director of the Corporation during the term of the First Authorization, then Frank Stronach (or a nominee of his choice) shall be nominated as the sole director of the Corporation to replace Belinda and the Shareholders shall vote all of their Voting Shares or cause to be voted all of their Voting Shares in the capital of the Corporation to elect Frank Stronach (or his chosen nominee) as the sole director of the Corporation until such time as Belinda again qualifies to serve as a director of the Corporation while this Agreement is in effect, at which time the Shareholders shall re-elect her as the sole director of the Corporation.

      (c) Officers - For so long as she is a director of the Corporation, Belinda shall be the sole officer of the Corporation and the Shareholders shall appoint Belinda as the sole officer of the Corporation to hold the offices of President, Secretary and Treasurer of the Corporation.

4. MID Authorization

      Notwithstanding subsection 2(c) hereof, the Shareholders may by Ordinary Resolution made at any time prior to the occurrence of a Transition Event, and at any time after the occurrence of a Reversal Event in respect of Frank Stronach (but prior to a subsequent Transition Event), appoint Andrew Stronach as a representative of the Corporation by resolution authorized under subsection 102(2) of the OBCA, subsection 140(2) of the CBCA or under any Applicable Provisions, to act on the Corporation's behalf at all meetings of the shareholders of MID and to exercise on its behalf all of the powers it could exercise if it were an individual holder of shares in the capital stock of MID (the "MID Authorization"), in which case subsection 1(b) of the Second Authorization shall be of no force and effect and the First Authorization and the Second Authorization shall deemed to be amended as necessary to give effect to the authorizations and appointment of Andrew Stronach provided for hereunder. For greater certainty, the MID Authorization, if and when issued, shall be on substantially the same terms and conditions as the Second Authorization including, in particular, the provision that the appointment should take effect only upon the occurrence and continuance of a Transition Event.

5. Special Transactions

      The provisions of this section 5 shall apply if, prior to the occurrence of a Transition Event or after the occurrence of a Reversal Event reinstating Frank Stronach under the First Authorization (but prior to any subsequent Transition Event), the Corporation wishes to take, or intends or purports to take, any of the actions described in the following sections 5(i) and (ii) (each of which being hereinafter referred to in this Agreement as, a "Disposition"):
(i) the sale, lease, exchange, transfer, loan, assignment or other disposition of any shares of Magna, MID or any other Magna Entity held by the Corporation; or (ii) the pledge by the Corporation of, or the granting by the Corporation of any charge, lien, encumbrance or other security interest over or with respect to, any shares of Magna, MID or any other Magna Entity held by the Corporation. Without limiting the generality of the foregoing, the provisions of this section 5 shall apply, during the relevant time periods, to all considerations, decisions and determinations by the Corporation with respect to all possible, proposed and actual Dispositions, including the Corporation's decision whether to accept any third party offer to acquire, or to enter into any agreement to sell or to grant any right or option to any person to acquire, any shares of Magna, MID or any other Magna Entity held by the Corporation. The Shareholders and the Corporation agree to the following provisions which shall govern all
Dispositions:

      (a) The Shareholders who hold Voting Shares from time to time are hereby vested with the exclusive corporate power and authority to legally bind or obligate the Corporation with respect to all aspects of all Dispositions. The power and authority granted under this subsection 5(a) shall, notwithstanding subsection 2(c) of this Agreement, be exercised by the holders of Voting Shares by Ordinary Resolution or by such greater threshold of approval as may be required pursuant to applicable laws, including the OBCA, and, upon passage, each such Ordinary Resolution or other approval, as the case may be, shall be legally binding upon the Corporation and upon all Shareholders in accordance with its terms, whether or not those Shareholders were entitled to vote with respect to, or voted in favour of, the proposed Ordinary Resolution or other approval; and

      (b) If and to the extent that at any time any Shareholder who holds Class A Special Shares has any rights or powers that he or she wishes to exercise pursuant to applicable laws, including subsection 184(6) of the OBCA, to vote his or her Class A Special Shares with regard to any aspect of any Disposition, each holder of Class A Special Shares hereby covenants and agrees that he or she shall, in all circumstances, vote or cause to be voted (or withhold from voting) his or her Class A Special Shares in the manner that he or she shall be directed, either specifically or generally, by instrument in writing signed by the holders of a majority of the then issued and outstanding Voting Shares; and

      (c) The provisions of this section 5 are not intended to restrict in any respect the exercise by a holder of Class A Special Shares of any applicable dissent rights under the OBCA.

6. Transition Event / Reversal Event

      Upon the occurrence of a Transition Event, and save and except if the Second Authorization has previously terminated in accordance with its terms, the parties agree that the Second Authorization will become effective and that Belinda shall, immediately upon the occurrence of such Transition Event, become the representative of the Corporation in accordance with the terms of the Second Authorization. If a Reversal Event occurs with respect to Frank Stronach, then the parties agree that notwithstanding the foregoing, the First Authorization and the appointments and authorizations made thereunder shall be reinstated and shall continue thereafter in full force and effect in accordance with its terms without derogation from the effect of the First Authorization and without prejudice to any actions taken by Belinda under the Second Authorization while it was in effect, and the appointments and authorizations under section 1 of the Second Authorization will cease to have effect until the occurrence of a subsequent Transition Event. The foregoing provisions of this section 6 shall also apply to Andrew Stronach and the MID Authorization, mutatis mutandis, if the MID Authorization is in existence at the relevant time or times.

7. Indemnity

      In consideration hereof, the Trust hereby indemnifies and saves harmless and agrees to defend at the Trust's expense the directors of the Corporation and their respective heirs, executors, administrators and other legal representatives (collectively, the "Indemnitees") from and against all losses, damages, costs, charges and expenses suffered or incurred by any director by reason of his or her having acted as a director of the Corporation, including, without limitation, all amounts paid to settle any action or satisfy any judgment reasonably incurred by or on behalf of any director in respect of any civil, criminal or administrative action or proceeding to which such director is a party (or any such proceeding which might be threatened and in respect of which such director is threatened to be made a party) by reason of such director being or having been a director of the Corporation or by reason of any default in the performance of or breach by the Shareholders of the rights, powers, duties and liabilities expressed herein to be assumed by the Shareholders provided that the director has acted honestly and in good faith and in the best interests of the Corporation. Notwithstanding the foregoing, the recourse of any Indemnitee under this Agreement (including the indemnification provisions hereunder), and the liability of each of the Trustees of the Trust to the Indemnitee under this Agreement, shall, despite the legal nature of any action, suit, right, claim, relief or remedy brought or asserted by any Indemnitee against any Trustee of the Trust, be limited to the enforcement and realization by the Indemnitee of his or her legal and equitable rights and remedies against the property and assets, from time to time, of the Trust. No Indemnitee shall have any recourse against any of the personal assets, property or rights of any of the Trustees of the Trust.

8. Right of Purchase

      (a) Grant of Option. For value received, Belinda hereby grants to the Trustees of the Trust, subject to the terms and conditions of this Agreement, the irrevocable right and option (the "Option") to purchase from Belinda all the Class A Special Shares held by her at the time of the exercise of the Option (collectively the "Optioned Shares") at the price of $100.00 for each Optioned Share.

      (b) Expiry of Option. The Option, unless earlier exercised, shall expire and be null and void on the date (the "Expiration Date") of the first to occur of the death of either Frank Stronach or Belinda.

      (c) Period of Exercise. The Option may be exercised by the Trust, in the manner provided in subsection 8(d) of this Agreement, at any time during the period beginning on the date of this Agreement and ending on the Expiration Date, provided that the Trust's right to exercise the Option shall be suspended immediately upon the occurrence and shall remain suspended during the continuance of any Transition Event (other than as a result of the death of Frank Stronach). For greater certainty, upon the occurrence of a Reversal Event involving Frank Stronach, the right of the Trust to exercise the Option shall be fully reinstated until the earlier of (1) the Expiration Date; and (2) the date of the occurrence of the next Transition Event.

      (d) Manner of Exercise. The exercise of the Option by the Trust shall be made by written notice of exercise of the Option in respect of all but not less than all of the Optioned Shares (the "Notice") which Notice shall be sent to and be deemed to have been received by Belinda in accordance with the provisions of section 18 of this Agreement.

      (e) Closing. The purchase and sale of the Optioned Shares upon the exercise of the Option (the "Closing") shall be completed at 2:00 p.m. (Toronto time) on the third Business Day after the date or deemed date of receipt by Belinda of the Notice (the "Closing Time") at the place in the Province of Ontario specified in the Notice, failing which the Closing shall take place at the offices of Miller Thomson LLP located in the City of Toronto. Payment of the purchase price for the Optioned Shares shall be made by the presentation at the Closing Time by the Trust, as purchaser (the "Purchaser") of a banker's draft or certified cheque payable to Belinda, as vendor (the "Vendor") against the delivery by the Vendor to the Purchaser of the following: (i) share certificate(s) representing the Optioned

            Shares, duly endorsed in blank for transfer; (ii) a written warranty that the Optioned Shares are free and clear of all interests of any third party, including any options or other rights of purchase, liens, encumbrances, pledges or other security interests; and (iii) any other documents or instruments that may be necessary to effect the completion of the purchase and sale of the Optioned Shares. Immediately after the Closing, the Corporation shall issue to the Purchaser a share certificate registered in the name of the Purchaser representing the Optioned Shares.

      (f) Absent Vendor. If the Vendor is not present at the place of closing on the Closing Date, or is present but fails for any reason whatsoever to produce and deliver to the Purchaser the certificates and instruments required under this Agreement, then the price payable for the Shares of the Vendor may, at the Purchaser's discretion, within three Business Days be deposited by the Purchaser into a special account at the Corporation's bank in the name of the Vendor. Such deposit shall constitute valid and effective payment of the price for the Shares of the Vendor even though the Vendor may have encumbered or disposed of his or her Shares and notwithstanding the fact that a certificate or certificates or assignment or assignments for any of the Shares or indebtedness may have been delivered to any pledgee, transferee or other person. If payment of the price (or portion thereof) for the Shares is deposited under this subsection 8(f) into a special account at a branch of the Corporation's Bank in the name of the Vendor, then from and after the date of such deposit, notwithstanding that certificates and assignments evidencing the Shares of the Vendor may not have been delivered to the Purchaser, the purchase of the Shares of the Vendors shall be deemed to have been fully completed and all right, title, benefit and interest both at law and in equity of the Vendor or of any transferee, assignee or any other person having any interest, legal or equitable therein or thereto whether as a shareholder or a creditor of the Corporation or otherwise shall cease and determine, provided, however, that the Vendor shall be entitled to receive the purchase price so deposited, without interest, upon delivery to the Corporation of certificates evidencing the Shares so purchased duly endorsed in blank for transfer and the other documents and instruments required under this Agreement.

9. Termination

      Subject to the terms hereof, the Agreement shall be terminated and of shall be no force and effect upon the earlier of:

      (a) the date upon which the Trust becomes the sole shareholder of the Corporation; or

      (b) such date upon which all of the Shareholders shall agree to terminate this Agreement,

provided that such termination shall not affect any obligation of any party hereto that is, by its terms, intended to survive termination, or that arose prior to the date of such termination, including, without limitation, any obligation to indemnify by reason of any matter which has arisen or any circumstances which have occurred prior to the termination.

In addition, immediately upon the death, Mental Incompetency or Insolvency of Belinda before the occurrence of a Transition Event or after a Reversal Event involving Frank Stronach, the provisions of sections 2 and 3 of this Agreement, in their entirety, shall terminate and shall not be of any further force or effect. For additional certainty, it is hereby acknowledged and confirmed that the Insolvency of Belinda shall not, in and of itself, result in the amendment of, or otherwise affect the terms of, the Second Authorization.

If a Reversal Event occurs in respect of Belinda's Mental Incompetency or if her Insolvency proceedings conclude and if at that time she continues to own any Class A Special Shares, then sections 2 and 3 of this Agreement shall thereupon be fully reinstated without derogation from her rights hereunder and without prejudice to any actions taken by the Corporation, by any Shareholder or by any other person during the period of such termination.

10. Redemption of Class A Special Shares

      Upon Belinda's death, the Corporation shall be permitted, without the additional consent or authorization of any person, to redeem for cancellation all the issued and outstanding Class A Special Shares. Upon Belinda's Mental Incompetency or Insolvency, the Corporation may, with the consent of Belinda or her personal legal representatives, as the case may be, redeem for cancellation the Class A Special Shares. Notwithstanding any such redemption and despite subsection 9(a), Belinda shall have the right to again subscribe for the number of Class A Special Shares so redeemed (and the Corporation shall forthwith reissue to Belinda that number of Class A Special Shares upon receipt by the Corporation of payment in full of the subscription price therefor) upon the occurrence of a Reversal Event in the case of her Mental Incompetency or upon the conclusion of her Insolvency proceedings, provided that such subscription shall occur within one year from the date of the occurrence of the Reversal Event with respect to her Mental Incompetency or of the conclusion of her Insolvency, as the case may be (for purposes of this Agreement, the conclusion of Belinda's Insolvency shall be deemed to include, without limitation each of the following (1) the completion of an Insolvency proceeding, in accordance with applicable laws, that does not result in Belinda acquiring the legal status of a bankrupt, (2) the issuance of a Court order annulling Belinda's bankruptcy; and
(3) the full and unconditional discharge of Belinda from the legal status of bankrupt). This Agreement shall be fully reinstated upon the reissue of Belinda's Class A Special Shares as aforesaid without derogation from her rights hereunder and without prejudice to any actions taken by the Corporation, by any Shareholder or by any other person during the period of such termination. The Corporation shall not redeem, nor accept the retraction of nor permit the transfer of the Class A Special Shares without Belinda's express consent except as set out in this section 10 or pursuant to the exercise of the Option or as otherwise required by law.

11. Survival and Non-Merger

      This Agreement, the Schedules, and the indemnity contained herein shall survive all future amalgamations of the Corporation and shall thereafter continue and remain in full force and effect as a valid and binding unanimous shareholder agreement and the amalgamated corporation resulting from the amalgamation shall be deemed to be a party to this Agreement in place and stead of the Corporation.

12. Gender

      In this Agreement, words importing the singular include the plural and vice versa and words importing gender include all genders.

13. Waiver

      A waiver by any party of any of its rights under this Agreement or of the performance by any party of any of its obligations under this Agreement shall be without prejudice to all or any of the other rights under this Agreement of the party so waiving and shall not constitute a waiver of any of such other rights or, in any other instance, of the rights so waived or a waiver of the performance by the party of any of his other obligations hereunder or of the performance, in any other instance, of the obligations so waived.

14. Time of Essence

      Time shall be of the essence of this Agreement and every part hereof.

15. Further Assurances

      Each of the parties covenants and agrees that he will sign such further agreements, assurances, papers and documents, attend such meetings, enact such by-laws, pass such resolutions and exercise such votes and generally do and perform or cause to be done and performed such further and other acts and things that may be reasonably necessary or desirable from time to time in order to give full effect to this Agreement, and to each and every individual provision hereof.

16. Severability

      If any of the provisions of this Agreement shall be held invalid or unenforceable by any court having jurisdiction, this Agreement shall be construed as if not containing those provisions, and the rights and obligations of the parties hereto should be construed and enforced accordingly.

17. Truth of Recitals

      The parties hereby irrevocably and mutually acknowledge and declare that the statements contained in the recitals to this Agreement are true in substance and in fact.

18. Notices

      If and whenever any party to this Agreement desires to give notice to any of the others under or in connection with this Agreement, such notice shall be considered to have been received by the addressee at the time of personal service on the addressee, if an individual, or otherwise on any director, officer or trustee of the addressee, or on the date of delivery or transmission, as the case may be, if delivered by hand or by commercial courier during normal business hours or if transmitted during normal business hours by telecopy and addressed as set out below and if received during normal business hours at the place of receipt, or if not received during normal business hours at the place of receipt then notice shall be considered to have been received by the addressee on the next Business Day:

      to the Corporation at:
      c/o Trustees of Stronach Trust
      14785 Bayview Avenue
      RR#2, Aurora, ON
      L4G 3G8

      Attention:     President
      Telefax:       (905) 726-2010

      and to the Trust at:
      14785 Bayview Avenue
      RR#2, Aurora, ON
      L4G 3G8

      Attention:     Frank Stronach
      Telefax:       +43 (2253) 7879
      -and-
      Attention:     Elfriede Stronach
      Telefax:       (905) 841-6791
      -and-
      Attention:     Andrew Stronach
      Telefax:       (905) 726-7169
      -and-
      Attention:     Belinda Stronach
      Telefax:       (905) 726-2010

      and to Belinda at:
      14785 Bayview Avenue
      RR#2, Aurora, ON
      L4G 3G8

      Telefax:       (905) 726-2010

19. Assignment

      This Agreement and the rights and obligations of the parties hereunder may not be assigned.

20. Enurement and Governing Law

      This Agreement and the indemnity contained herein shall enure to the benefit of and shall remain binding upon the parties hereto each of their respective heirs, executors, administrators, other legal representatives, successors and permitted assigns, and shall be governed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

21. Amendment in Writing

      This Agreement may not be amended except by instrument in writing executed by all of the parties hereto.

22. Counterparts

      This agreement may be executed by the parties in several counterparts each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This agreement may be delivered by fax or other form of electronic means of recorded communication. Notwithstanding the date of the execution and delivery of any of such several counterparts, their date of execution shall be deemed to be the date first above written.

[Execution page to follow.]

[Execution page to the shareholder agreement between the undersigned dated the 4th day of March, 2005.]

      IN WITNESS WHEREOF the parties have caused this Agreement to be executed on the date hereof


                                             /s/ Belinda Stronach
----------------------------                 -----------------------------------
Witness                                      BELINDA STRONACH


                                             TRUSTEES OF STRONACH TRUST


                                             /s/ Frank Stronach
                                             -----------------------------------
                                             Frank Stronach - Trustee


                                             /s/ Elfriede Stronach
                                             -----------------------------------
                                             Elfriede Stronach - Trustee


                                             /s/ Belinda Stronach
                                             -----------------------------------
                                             Belinda Stronach - Trustee


                                             /s/ Andrew Stronach
                                             -----------------------------------
                                             Andrew Stronach - Trustee


                                             445327 ONTARIO LIMITED


                                             By: /s/ Belinda Stronach
                                                 -------------------------------
                                             Name:   Belinda Stronach
                                             Title:  Director

                                   Schedule A

                               First Authorization

                ************************************************

                       RESOLUTIONS OF THE SOLE SHAREHOLDER

                                       OF

                             445327 ONTARIO LIMITED
                               (the "Corporation")

APPOINTMENT OF FRANK STRONACH AS REPRESENTATIVE OF THE CORPORATION

WHEREAS

A. The Corporation holds shares in the capital stock of Magna International Inc. ("Magna") and MI Developments Inc. ("MID") and may from time to time acquire and hold shares of other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time (collectively, the "Magna Entities"), including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the Business Corporations Act (Ontario) ("OBCA")) of Magna or MID;

B. Each of the Corporation, Magna and MID are incorporated under and are governed by the OBCA;

C. The Corporation wishes to authorize an individual (the "Representative") to represent it at meetings of the shareholders of Magna and MID and, to the extent that the Corporation owns shares in the capital stock thereof, at meetings of any other Magna Entity; and

D. The discretion, rights and powers of the directors of the Corporation (including each individual who is now a director of the Corporation or is subsequently elected or appointed a director of the Corporation) to manage, and supervise the management of, the business and affairs of the Corporation, including the exercise of the rights and powers granted to the Representative under these resolutions, is restricted by a unanimous shareholder declaration made by the sole shareholder of the Corporation as of April 19, 1991, as amended, superseded and replaced from time to time by any other unanimous shareholder declaration or unanimous shareholder agreement (the "USD");

NOW THEREFORE BE IT RESOLVED that:

1. Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of Magna and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of

      Magna owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders, subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by the Trustees of Stronach Trust in accordance with Section V(I) of the trust indenture constituting Stronach Trust dated the 18th day of February, 1991 (the "Trust Indenture") and otherwise in accordance with the provisions of the Trust Indenture.

2. Subject to the terms hereof, Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of MID and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of MID, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of MID owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of the shareholders subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by Stronach Trust.

3. Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of any of the other Magna Entities (if, as and when any shares in the capital stock of any Magna Entity are acquired directly by the Corporation) and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of any Magna Entity, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of any Magna Entity owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by Stronach Trust.

4. The appointments and authorizations under paragraphs 1, 2 and 3 of this resolution are made, as applicable depending on the governing corporate statute of the corporation or corporations whose shares are described in paragraphs 1, 2 and 3, pursuant to subsection 102(2) of the OBCA, subsection 140(2) of the Canada Business Corporations Act ("CBCA") and the provisions of any other applicable corporate statute that are substantially the same as subsection 102(2) of the OBCA and 140(2) of the CBCA, as the case may be ("collectively, the "Applicable Provisions"). The Corporation shall prepare or cause to be prepared all such other documents and instruments as are necessary from time to time to give effect to any appointments and authorizations made under paragraphs 1, 2 and 3 pursuant to the Applicable Provisions.

5. The appointments and authorizations under paragraphs 1, 2 and 3 of this resolution shall automatically terminate and, subject to paragraph 6 below, shall be of no force or effect immediately upon (i) the death of Frank Stronach; (ii) the mental incompetency of Frank Stronach; (iii) the voluntary resignation of Frank Stronach as the appointee hereunder; (iv) the voluntary resignation of Frank Stronach as Trustee of Stronach Trust; and (v) the failure or inability of Frank Stronach to exercise his powers as and when required under the appointments made herein, which failure or inability is not due to his death, mental incompetency or abstention. For the purposes of this resolution, Frank Stronach shall be deemed to be mentally incompetent upon the occurrence of any one or more of the following events (in each case referred to in this resolution as, a "Competency Decision"):

      (a) a Court has found him to be incapable of managing property in a proceeding under the Substitute Decisions Act (S.O. 1992 as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "SDA");

      (b) an assessor (as such term is defined by the Regulations to the SDA) has issued a certificate of incapacity certifying that he is incapable of managing property pursuant to the SDA;

      (c) a certificate of incapacity has been issued under the Mental Health Act (R.S.O. 1990, as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "MHA") certifying that he is incapable of managing property; or

      (d) a finding, certification, declaration, judgement or decision with regard to Frank Stronach's capacity to manage property has been made, on substantially the same basis as provided under the SDA or the MHA, pursuant to the applicable laws of any other jurisdiction that has proper jurisdiction over Frank Stronach's person or property.

6. In the event that (i) the appointments made hereunder are terminated pursuant to section 5(v) and Frank Stronach's ability to exercise his powers as and when required under the appointments made herein are subsequently restored (where Frank Stronach had previously failed or been unable to exercise those powers other than by reason of death, mental incompetency or abstention); or (ii) a Competency Decision is reversed, rescinded, terminated or otherwise ceases to be of force and effect by way of Court order or by way of any other procedure under the applicable laws pursuant to which the Competency Decision was issued, (in the case of (i) and (ii), each a "Reversal Event") the appointments and authorizations under paragraphs 1, 2 and 3 of this resolution shall again become enforceable and effective as of the date on which the Reversal Event occurs without prejudice to any actions taken by or on behalf of the Corporation in the period in which the appointments and authorizations hereunder were terminated.

7. The exercise by Frank Stronach on behalf of the Corporation of all of the power it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of Magna, MID and any other Magna Entities, as applicable, and the exercise by Frank Stronach of the voting rights attaching to the Magna, MID or any other Magna Entity shares shall be conclusive evidence that the exercise of such rights and powers and the voting of such shares were carried out by him in the manner directed by the Trustees of Stronach Trust and in accordance with the relevant provisions of the Trust Indenture.

8. This resolution may be executed by the parties in several counterparts each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This resolution may be delivered by fax or other form of electronic means of recorded communication.

THE UNDERSIGNED, being the sole shareholder of the Corporation exercising the powers of the board of directors of the Corporation by virtue of the USD, hereby passes the foregoing resolutions pursuant to the provisions of the OBCA.

DATED the 4th day of March, 2005.

                                             TRUSTEES OF STRONACH TRUST


                                             /s/ Frank Stronach
                                             -----------------------------------
                                             Frank Stronach - Trustee


                                             /s/ Elfriede Stronach
                                             -----------------------------------
                                             Elfriede Stronach - Trustee


                                             /s/ Belinda Stronach
                                             -----------------------------------
                                             Belinda Stronach - Trustee


                                             /s/ Andrew Stronach
                                             -----------------------------------
                                             Andrew Stronach - Trustee

                                   Schedule B

                              Second Authorization

              *****************************************************

                       RESOLUTIONS OF THE SOLE SHAREHOLDER

                                       OF

                             445327 ONTARIO LIMITED
                               (the "Corporation")

APPOINTMENT OF BELINDA STRONACH AS REPRESENTATIVE OF THE CORPORATION

WHEREAS

A. The Corporation holds shares in the capital stock of Magna International Inc. ("Magna") and MI Developments Inc. ("MID") and may from time to time acquire and hold shares of other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time (collectively, the "Magna Entities"), including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the Business Corporations Act (Ontario) ("OBCA")) of Magna or MID;

B. Each of the Corporation, Magna and MID are incorporated under and are governed by the OBCA;

C. The Corporation has authorized and appointed Frank Stronach (the "Appointee") to represent it at meetings of the shareholders of Magna and MID and, to the extent that the Corporation owns shares in the capital stock thereof, at meetings of shareholders of any other Magna Entity pursuant to a resolution of the sole shareholder of the Corporation of even date herewith (the "FS Appointment");

D. The Corporation wishes to authorize Belinda Stronach to act as the representative of the Corporation at meetings of the shareholders upon the occurrence of a Transition Event as defined in paragraph 7 hereof; and

E. The discretion, rights and powers of the directors of the Corporation (including each individual who is now a director of the Corporation or is subsequently elected or appointed a director of the Corporation) to manage, and supervise the management of, the business and affairs of the Corporation, including the exercise of the rights and powers granted to Belinda Stronach under these resolutions, is restricted, in part, by a unanimous shareholder declaration made by the sole shareholder of the Corporation as of April 19, 1991, as amended, superseded and replaced from time to time by any other unanimous shareholder declaration or unanimous shareholder agreement (the "USD");

NOW THEREFORE BE IT RESOLVED that:

1. Upon , and only upon, the occurrence of a Transition Event (as defined herein):

      (a) Belinda Stronach is hereby, and shall be deemed to be, appointed the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of Magna and to act on the Corporation's behalf at all such meetings, and she is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of Magna owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders, subject always to the requirement that those rights and powers shall at all times be exercised by her in accordance with the requirements set out in Section V(I) of the trust indenture constituting Stronach Trust dated the 18th day of February, 1991 (the "Trust Indenture"); and

      (b) Belinda Stronach is hereby, and shall be deemed to be, appointed the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of MID and to act on the Corporation's behalf at all such meetings, and she is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of MID, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of MID owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders; and

      (c) Belinda Stronach is hereby, and shall be deemed to be, appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of any of the other Magna Entities (if, as and when any shares in the capital stock of any Magna Entity are acquired directly by the Corporation) and to act on the Corporation's behalf at all such meetings, and she is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of any Magna Entity, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of any Magna Entity owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders.

      Notwithstanding the provisions of paragraph 1(b) above, it is acknowledged that the shareholders of the Corporation have expressly reserved the right, exercisable at any time before the occurrence of a Transition Event or after a Reversal Event (as defined herein) in respect of Frank Stronach, to appoint Andrew Stronach as the Corporation's authorized representative with respect to all meetings of the shareholders of MID (on substantially the same terms as the appointment in favour of Belinda Stronach under these resolutions) and in which case paragraph 1(b) hereof shall not have any further force or effect and these resolutions shall otherwise be deemed to be amended accordingly.

      Subject to the immediately foregoing paragraph, upon the occurrence of a Transition Event, the appointments under this paragraph 1 shall be effective instantaneously and without the requirement of any further action by or documentation from any of the Corporation or its directors, officers or shareholders.

2. The appointments and authorizations under paragraph 1 of this resolution are made, as applicable depending on the governing corporate statute of the corporation or corporations whose shares are described in subparagraphs 1(a), 1(b) and 1(c), pursuant to subsection 102(2) of the OBCA, subsection 140(2) of the Canada Business Corporations Act ("CBCA") and the provisions of any other applicable corporate statute that are substantially the same as subsection 102(2) of the OBCA and 140(2) of the CBCA, as the case may be ("collectively, the "Applicable Provisions"). The Corporation shall prepare or cause to be prepared all such other documents and instruments as are necessary from time to time to give effect to any appointments and authorizations made under paragraphs 1(a), 1(b) and 1(c) pursuant to the Applicable Provisions.

3. The appointments and authorizations under paragraph 1 of this resolution shall automatically terminate and, subject to paragraph 4 below, shall be of no force or effect immediately upon the death, or mental incompetency of Belinda Stronach. For the purposes of this resolution, a person shall be deemed to be mentally incompetent upon the occurrence of any one or more of the following events (in each case referred to in this resolution as, a "Competency Decision"):

      (a) a Court has found such person to be incapable of managing property in a proceeding under the Substitute Decisions Act (S.O. 1992 as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "SDA");

      (b) an assessor (as such term is defined by the Regulations to the SDA) has issued a certificate of incapacity certifying that such person is incapable of managing property pursuant to the SDA;

      (c) a certificate of incapacity has been issued under the Mental Health Act (R.S.O. 1990, as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "MHA") certifying that such person is incapable of managing property; or

      (d) a finding, certification, declaration, judgement or decision with regard to such person's capacity to manage property has been made, on substantially the same basis as provided under the SDA or the MHA, pursuant to the applicable laws of any other jurisdiction that has proper jurisdiction over their person or property.

4. For the purposes of this resolution, a "Reversal Event" means the reversal, rescission, or termination of a Competency Decision in respect of any person by way of Court order or by way of any other procedure under the applicable laws pursuant to which the Competency Decision was issued, and additionally means in the case of Frank Stronach only, that Frank Stronach's ability to exercise his powers, as and when required under the FS Appointment are subsequently restored (where Frank Stronach had previously failed or been unable to exercise those powers other than by reason of death, mental incompetency or abstention).

5. If Belinda Stronach is subject to a Reversal Event, the appointments and authorizations under paragraph 1 of this resolution shall again become enforceable and effective as of the date upon which the Reversal Event occurs.

6. If Frank Stronach is subject to a Reversal Event, the appointments and authorizations under paragraph 1 of this resolution shall immediately cease without prejudice to any actions taken by Belinda Stronach pursuant to the appointments and authorizations hereunder, and without derogation from this resolution and from the subsequent appointment and authorization of Belinda Stronach under paragraph 1 upon the recurrence of a Transition Event.

7. For the purposes of this resolution, a "Transition Event" means (i) the death of Frank Stronach; (ii) the mental incompetency of Frank Stronach for purposes of the FS Appointment; (iii) the voluntary resignation of Frank Stronach as the appointee under the FS Appointment; (iv) the voluntary resignation of Frank Stronach as Trustee of Stronach Trust; and
      (v) the failure or inability of Frank Stronach to exercise his powers as and when required under the FS Appointment not due to his death, mental incompetency or abstention.

8. This resolution may be executed by the parties in several counterparts each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This resolution may be delivered by fax or other form of electronic means of recorded communication.

THE UNDERSIGNED, being the sole shareholder of the Corporation exercising the powers of the board of directors of the Corporation by virtue of the USD, hereby passes the foregoing resolutions pursuant to the provisions of the OBCA.

DATED the 4th day of March, 2005.

                                             TRUSTEES OF STRONACH TRUST


                                             /s/ Frank Stronach
                                             -----------------------------------
                                             Frank Stronach - Trustee


                                             /s/ Elfriede Stronach
                                             -----------------------------------
                                             Elfriede Stronach - Trustee


                                             /s/ Belinda Stronach
                                             -----------------------------------
                                             Belinda Stronach - Trustee


                                             /s/ Andrew Stronach
                                             -----------------------------------
                                             Andrew Stronach - Trustee